Exhibit 99.1

Q Marathi Launches First Integrated Multi-Platform Property "Q Marathi Youth-Full Mahakarandak"

Marquee Annual Property Presented by Lead Sponsor Reckitt Benckiser Provides a National "Big Championship" Platform to Young Storytelling Enthusiasts in the Region

TORONTO and MUMBAI, India, Sept. 12, 2022 /CNW/ - QYOU Media  Inc. (TSXV: QYOU) (OTCQB: QYOUF) announced today that its second broadcast channel in India, Q Marathi, has officially launched its first integrated multi-platform property following the new Marathi channels launch in April of 2022. The non-fiction IP, "Q Marathi Youth-Full Mahakarandak" ("Big Championship") is a first of its kind talent hunt for One Act Plays, more popularly known as Ekankika, across five key cities in Maharashtra. Presenting sponsor of the program is Reckitt Benckiser, one the world's leading Fast Moving Consumer Goods (FMCG) companies.

Q Marathi is India's first pop-culture Marathi television channel with a disruptive programming strategy offering viewers differentiated content experiences across genres and time bands. Q Marathi has been purposefully designed to redefine the Marathi General Entertainment category (GEC). The channel features content from Marathi social media creators while equally targeting families and Gen Z with inclusive, universally appealing content that brings programming to television viewers in new-age formats. Q Marathi is available on leading Cable and DTH operators in India such as TATA PLAY, AIRTEL DTH, D2H, HATHWAY, DEN and many more.

Over the last three centuries, with strong roots in the Marathi culture, theater has evolved as a format of storytelling across various platforms including on social media. "Q Marathi Youth-Full Mahakarandak", is an on-ground "big championship" contest that will give an opportunity to the youth of Maharashtra to present their stories and showcase them to a larger set of audiences. The auditions will be spread over more than 100 colleges across five cities of the state with the best of the best chosen and culminating into a mega ground event presented on the TV channel, Q Marathi.

Speaking on the launch of Q Marathi's first non-fiction IP and contest, QYOU Media CEO and Co-Founder Curt Marvis, said, "Maharashtra is one of the most important regional markets for QYOU Media in India. It is recognized to be a hub for dramatics. Recognizing this, Q Marathi's launch of  "Q Marathi Youth-Full Mahakarandak", is a step forward in creating a platform that will showcase the best of young talent and bring stories that are original and fresh into the limelight. This program is a first of its kind in Maharashtra and is expected to drive engagement within the local creator community and among advertisers like Reckitt Benckiser who are seeking to reach them. This style of an integrated, multi-platform property is one of the many initiatives on our slate in the coming year and we are thrilled that brands are showing immense faith in this approach to achieve engagement with young consumers."

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Q Marathi Youth "Big Championship" logo (CNW Group/QYOU Media Inc.)

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 08:05e 12-SEP-22